SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of October, 2004.

List of Exhibits:

1.	Press release regarding Holdings in the Company, dated October 4, 2004; and
2.	Press release regarding exercise of options and warrants, dated October 5, 2004.

Exhibit 1

BioProgress PLC

04 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

Bioprogress plc

2.	Name of shareholder having a major interest

Man Financial Limited

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not stated

5.	Number of shares/amount of stock acquired

Not disclosed

6.	Percentage of issued class

Not disclosed

7.	Number of shares/amount of stock disposed

Not disclosed

8.	Percentage of issued class

Not disclosed

9.	Class of security

Ordinary shares of 1p each

10.	Date of transaction

1 October 2004

11.	Date company informed

4 October 2004

12.	Total holding following this notification

4,283,514

13.	Total percentage holding of issued class following this notification

4.20%

14.	Any additional information

15.	Name of contact and telephone number for queries

Elizabeth Edwards, 01354 655674

16.	Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards Company Secretary

Date of notification:    4 October 2004

Exhibit 2

BioProgress PLC

05 October 2004

Press Release	5 October 2004

BioProgress plc

Exercise of options and warrants by directors

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, advises that 420,158 ordinary shares of 1p each in the capital of the Company have been issued and allotted following the exercise of options and warrants.

Application has been made for the 420,128 new ordinary shares to be admitted to trading on the Alternative Investment Market (‘AIM’) of London Stock Exchange plc. Admission of the new ordinary shares is expected to become effective on Wednesday 6 October 2004.

- Ends -

For further information:
BioProgress plc

Graham Hind, Chief Executive Officer	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com
www.bioprogress.com

Issued by:
Abchurch

Heather Salmond / Alex Tweed	Tel: +44 (0) 20 7398 7700
alex.tweed@abchurch-group.com
www.abchurch-group.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over 80 patents within twenty-four patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards
Dated: October 5, 2004	Elizabeth Edwards
Chief Financial Officer